SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

CNPJ/MF nº 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING,

HELD ON DECEMBER 21, 2011

Date, Time and Place:  December 21, 2011, at 5:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 07 – Board of Directors’ Meeting Room, Jardim Aeroporto, São Paulo. Attendance: all the members of the Company’s Board of Directors. Presiding Board: Mr. Constantino de Oliveira Júnior, as Chairman of the meeting, invited me, Henrique Constantino, to act as Secretary of the meeting. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda:  To pass resolutions on the following matters: (a)  homologation of the increase in the capital stock of the Company and (b)  the increase in the capital stock of the Company, within the limit of its authorized capital, as per Article 6 of the Company’s Bylaws. Resolutions taken:  After all the necessary explanations were provided, the following resolutions were taken by unanimous approval: (a)  homologation of the increase in the capital stock of the Company, within the limit of the authorized capital, in the amount of R$ 37,882.38, upon issue of 3,138 preferred shares, all of them registered and with no par value, arising out of the exercise of the stock call option granted under the Options Plan. In consequence, the Company’s capital was increased to R$ 2,316,499,622.61 (two billion, three hundred and sixteen million, four hundred and ninety-nine thousand, six hundred and twenty-two reais, and sixty-one cents), being represented by 137,032,734 (one hundred and thirty-seven million, thirty-two thousand, seven hundred and thirty-four) common shares and 133,357,270 (one hundred and thirty-three million, three hundred and fifty-seven thousand, two hundred and seventy) preferred shares, all of them registered and with no par value. The shares now issued are identical to those already outstanding and, under the terms of the Options Plan, they shall be entitled to the same rights granted to the other shares of the same kind, including receipt of dividends and interest on the own capital: (i) the exclusion of the preemptive right for the current shareholders of the Company in the subscription of the new preferred shares, in conformity with the provisions set forth in Article 171, paragraph 3, of Law no. 6404/76 (“Corporations Act”), was approved; and (ii) the total issue price was fixed at R$ 37,882.38; and (b)  aiming at optimizing the Company’s capital structure, strengthening the Company’s capital structure and equity, keeping its growth plans and goals for both the short and long term, as well as performing other investments required and necessary for the sustainable growth of the Company and for creating value for its shareholders, the increase in its capital stock in the amount of R$ 295,795,170.00  (two hundred and ninety-five million, seven hundred and ninety-five thousand, one hundred and seventy reais) , with possibility of partial approval of the increase, by means of private issue of 13,445,235  (thirteen million, four hundred and forty-five thousand, two hundred and thirty-five) shares, being 6,825,470  (six million, eight hundred and twenty-five thousand, four hundred and seventy) common shares and 6,619,765  (six million, six hundred and nineteen thousand, seven hundred sixty-five) preferred shares, all of them registered, of book-entry type and with no par value, at the issue price of R$22.00 (twenty-two reais) per common share and per preferred share. In order to determine the issue price, the Company’s management took into consideration all the information available on the prices traded on the market, the methodologies permitted by article 170, paragraph 1, of the Corporations Act, and the appraisal report for determining the economic value of the Company’s shares, prepared by Apsis Consultoria Empresarial Ltda. (“Appraisal Report”), which document was delivered to the presiding board of the Meeting and filed with the Company’s head-office.  The Company’s management has also considered the particular details of the capital increase, which aims at allowing an indirect investment by Delta Air Lines, Inc. (“Delta”), by means of the acquisition of preferred shares owned by Fundo de Investimento em Participações Volluto (“Volluto”), and subsequent reinvestment by Volluto in the Company. The Company’s management has concluded that taking the prices of the Company’s shares listed in stock exchanges as reference is not the most appropriate methodology for determining the issue price in the capital increase in question, given the adverse conditions of the international stock market, especially the effects of the European financial crisis. The Company’s management has also concluded that the equity value of the shares issued by the Company is not the proper methodology for determining the issue price, given the clear absence of a relation, in case of the Company, between the equity value and the intrinsic value of the Company’s activities. The Company’s management deemed that the prospective profitability of the Company, as determined in the Appraisal Report, is the most appropriate methodology for determining the issue price because it reflects the intrinsic value of the Company’s activities.  Due to the above explained reasons, the Board of Directors of the Company has decided to approve the issue price of R$22.00, in conformity with article 170, paragraph one, of the Corporations Act, based on the prospective profitability of the Company, as determined in the Appraisal Report. Additionally, the issue price of R$22.00 will permit the indirect investment by Delta in shares issued by the Company, thus allowing for optimization and strengthening of the Company’s capital structure, maintenance of the growth plan, and performance of projected investments that are essential for the sustainable growth of the Company and for generation of value to the shareholders. The capital stock of the Company shall be increased from R$ 2,316,499,622.61 (two billion, three hundred and sixteen million, four hundred and ninety-nine thousand, six hundred and twenty-two reais and sixty-one cents) to R$ 2,612,294,792.61 (two billion, six hundred and twelve million, two hundred and ninety-four thousand, seven hundred and ninety-two reais and sixty-one cents), comprising 143,858,204 (one hundred and forty-three million, eight hundred and fifty-

eight thousand, two hundred and four) common shares and 139,977,035 (one hundred and thirty-nine million, nine hundred and seventy-seven thousand and thrity-five) preferred shares. The shares shall be paid-up in cash, in Brazilian currency, upon subscription. All the shareholders of the Company of record at December 26, 2011 shall have a term of 30 (thirty) days for exercising their preemptive right, starting on December 27, 2011 and ending on and including January 26, 2012. As regards the capital increase approved herein, the Directors have further decided that, in compliance with the Company’s policy to meet good practices of corporate governance, preemptive rights shall be also granted to the holders of American Depositary Receipts (“ADR”). The Executive Committee of the Company is hereby authorized to perform any and all acts and execute all the documents necessary for granting preemptive rights to the holders of ADRs, including, without limitation, the documents to be filed with the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). The holders of common shares may subscribe common shares and the holders of preferred shares may subscribe preferred shares, all of them arising out of the capital increase approved herein, in each case, proportionally to their respective interest in the capital stock, excluding treasury shares. As from, and including December 27, 2011, the shares shall be traded ex-right  to subscription of the shares now issued. In the event the shares of the capital increase are not fully subscribed, after the expiration of the term provided for exercise of the preemptive rights, the Company may either proceed to one or more apportionments of possibly unsold shares, or of shares still unsold after the above referred apportionment of unsold shares, or to sell them at stock exchanges, under the terms set forth in article 171, §7, letter “b”, of the Corporations Act, or to partially homologate the capital increase by canceling the unsold shares, provided that the amount thus subscribed is of at least R$182,610,010.00 (one hundred and eighty-two million, six hundred and ten thousand and ten reais). In possible apportionments of unsold shares, or of shares remaining unsold after the mentioned apportionments of unsold shares, the shareholders signifying their interest in reserving unsold shares in the subscription list will have 5 (five) business days, counted from the publication of the Notice to the Market by the Company, for subscribing the unsold shares to be apportioned. Having in regard the possibility of partial homologation of the capital increase, and seeking to ensure that the shareholders wishing to subscribe part of the increase may, upon exercising the subscription right, condition their investment decision on the final terms of the capital increase, each shareholder will be entitled, upon subscription, to condition the subscription of the capital increase it is entitled: (i) to the availability of subscription of the maximum amount of the capital increase; (ii) to the availability of subscription of a certain minimum amount of the capital increase, provided that such minimum amount is not less than the minimum subscription amount of R$ 182,610,010.00 (one hundred and eighty-two million, six hundred and ten thousand and ten reais); (iii) to the receipt of all the shares subscribed; or (iv) to the receipt of shares only in such minimum number as may be necessary for continuing to hold their respective interests in the capital stock of the Company. The common and preferred shares now issued are in all aspects identical to those common and preferred shares already outstanding and shall be fully entitled to any dividends and/or interest on the own capital that may be declared after the homologation of the capital increase. In order to allow for the indirect investment by Delta, Volluto shall subscribe, as of this date, 6,825,469 (six million, eight hundred and twenty-five thousand, four hundred and sixty-nine) common shares and 1,474,986 (one million, four hundred and seventy-four thousand, nine hundred and eighty-six)  preferred shares. Said shares will be paid-up with the proceeds obtained from the sale to Delta of 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) ADSs, representing 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five)  preferred shares. The members of the Board of Directors have also approved the publication of a Notice to the Shareholders with all the information about the capital increase approved herein. Adjournment of the Meeting and Drawing-up of the Minutes: After opening the floor to anyone who intended to make use of it, and after no attendee did so, the meeting was adjourned for the time necessary to draw up the minutes. After reopening the Meeting, the minutes were read and checked by those attending the meeting and signed by them.

I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, December 21, 2011

Constantino de Oliveira Júnior Chairman	Henrique Constantino Secretary

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF n° 06.164.253/0001-87

NIRE 35.300.314.441

MANAGEMENT PROPOSAL

The Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”), considering the decision made at the Meeting of the Board of Directors of the Company on December 21, 2011 for increasing the capital stock of the Company by the amount of R$ 295,795,170.00  (two hundred and ninety-five million, seven hundred and ninety-five thousand, one hundred and seventy reais), within the limits of the authorized capital, as per article 6 of the Company’s Bylaws (“Capital Increase”), hereby publicly provide the shareholders of the Company with information on the Capital Increase, for them to be able to decide on exercising their preemptive right for subscription of the shares to be issued by reason of the Capital Increase (“Capital Increase Shares”), as per article 71 of Law no. 6404/76 (“Corporation Act”).

The Capital Increase information, as set forth in art. 14 of CVM Instruction no. 481/09, is provided in Annex I hereto.

We shall be at your disposal for any further explanations that may be necessary.

Very truly yours,

Álvaro de Souza

Chairman of the Board of Directors

ANNEX I

CAPITAL INCREASE

1.              Inform amount of the increase and of the new capital stock

The amount of the Capital Increase shall be R$ 295,795,170.00  (two hundred and ninety-five million, seven hundred and ninety-five thousand, one hundred and seventy reais) within the limits of the authorized capital, as per art. 6 of the Company’s Bylaws, in such manner that the capital stock of the Company shall be increased from R$ 2,316,499,622.61  to R$ 2,612,294,792.61 (two billion, six hundred and twelve million, two hundred and ninety-four thousand, seven hundred and ninety-two reais and sixty-one cents).

2. Inform whether the increase will be made by: (a) conversion of debentures into stock; (b) exercise of subscription right or subscription warrant; (c) capitalization of profits or reserves; or (d) subscription of new shares

The Capital Increase shall be made by private subscription of new shares to be issued by the Company.

3. Explain, in detail, the reasons for the increase and its legal and economic consequences

The capital shall be increased pursuant to the terms of an Investment Agreement entered into between the Company, its controlling shareholder and Delta Air Lines, Inc. (“Delta”). Further information may be found in the ,Material Fact notice disclosed by the Company on December 07, 2011.

Except for the usual legal consequences arising out of a capital increase, the Management does not anticipate any other legal consequences. The Capital Increase may cause dilution of those current shareholders of the Company who elect not to exercise their preemptive right for subscription of the Capital Increase Shares, as indicated in items 5(h) and 5(n) below.

4. Provide copy of the fiscal board’s opinion (conselho fiscal), if applicable

Not applicable.

5. In case of capital increase by subscription of shares

  Describe the allocation of the proceeds

2

The proceeds obtained from the payment of the Capital Increase Shares shall be used by the Company for the following purposes:

a)      optimization of the capital structure;

b)      strengthening of the Company’s capital structure and equity;

c)      maintenance of the growth plans and goals at the short and long term; and

d)      performance of investments that are required and essential for the sustainable growth of the Company and for generation of value to its shareholders.

  Inform the number of shares issued of each type and class

By reason of the Capital Increase, 6,619,765  (six million, six hundred and nineteen thousand, seven hundred sixty-five)  preferred shares and 6,825,470  (six million, eight hundred and twenty-five thousand, four hundred and seventy)  common shares of the Company shall be issued, all of them of registered type and with no par value.

  Describe the rights, advantages and restrictions attached to the shares to be issued

The Capital Increase Shares shall enjoy all the rights and advantages and shall be subject to all the restrictions as provided for in the Company’s Bylaws in relation to all the other common and preferred shares of the Company, as the case may be.

Accordingly, the preferred shares under the Capital Increase:

a)      shall not be entitled to vote at the Shareholders’ Meetings of the Company, except in relation to the matters specified in the Corporate Governance Level 2 Listing Regulation of the BM&FBOVESPA;

b)      shall have priority upon the repayment of the capital stock, without premium;

c)      shall have the right to be included in the public offering arising from the sale of the corporate control, under the same conditions and for the same price paid per share of the controlling block of shareholders, being entitled, at least, to the same dividend paid to the common shares.

The common shares under the Capital Increase:

a)      shall be entitled to one vote each at the Shareholders’ Meetings of the Company;

b)      may, at any time, be converted into preferred shares, at the ratio of 1 common share for 1 preferred share, provided that they are fully paid-up and in compliance with the legal limits.

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All the Capital Increase shares, regardless of their type:

a)      shall be entitled to a mandatory dividend corresponding to twenty-five percent (25%) of the remaining net profit for the year, after deduction of the amounts to the legal reserve;

b)      shall be entitled to the tag-along right in those cases and under those conditions as set forth in the Corporate Governance Level 2 Listing Regulation of the BMF&BOVESPA.

The Capital Increase Shares shall be fully entitled to all the benefits, including dividends and possible interest on own capital which may be declared after the homologation of the Capital Increase.

  Inform whether the subscription will be public or private

The Capital Increase Shares shall be subscribed by private subscription.

  In case of private subscription, inform whether the related parties, such as defined in the accounting rules governing this matter, will subscribe shares in the capital increase, specifying the respective amounts, where such amounts are already known

According to the Material Fact dated as of December 7,2011, in order to allow the indirect investment by Delta, the Fundo de Investimento em Participações Volluto, controlling shareholder of GOL (“Volluto”)subscribed in December 21, 2011,6,825,469 (six million, eight hundred and twenty-five thousand, four hundred and sixty-nine) common shares and 1,474,986 (one million, four hundred and seventy-four thousand, nine hundred and eighty-six) preferred shares. Those shares will be paid with the resources arising from the sale of 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five) ADSs, representing 8,300,455 (eight million, three hundred thousand, four hundred and fifty-five)  preferred shares, to Delta.

  Inform the issue price of the new shares or the reasons why the determination of the price must be delegated to the board of directors, in cases of public distribution

The issue price of each Capital Increase Share shall be R$22.00 (twenty-two reais – “Issue Price”).

  Inform the par value of the shares issued or, in case of shares with no par value, the amount of the issue price that will be allocated to the capital reserve
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The Company’s shares have no par value.

The total amount of the Issue Price of the Capital Increase Shares  shall be allocated to the capital stock of the Company.

  Provide the directors’ opinion on the effects of the capital increase, mainly as far as it refers to the dilution caused by the increase

The Company’s management believes that the Transaction will enhance the Company’s competitiveness by using the proceeds obtained from the Capital Increase for the purposes mentioned in item 5(a) above.

The Capital Increase may cause dilution of those of the current shareholders of the Company who elect not to exercise their preemptive right for subscribing the Capital Increase Shares. The potential dilution percentage resulting from the Capital Increase is indicated in item 5(n) below.

  Inform the criterion adopted for calculation of the issue price and justify, in detail, the economic aspects that determined the selection thereof.

The issue price of the Shares was determine, with no unjustified dilution for the current shareholders of the Company, in compliance with Article 170, §1, of Law no. 6404/76 (Corporations Act). In order to determine the issue price, the Company’s Management has considered all available data of the market price of the shares, the methodologies of the art. 170, §  1º, of the Corporate Law, and the Appraisal Report (“Appraisal Report”) prepared by Apsis Consultoria Empresaria Ltda.

The Company’s management has also considered the particular details of the Capital Increase, which aims at allowing an indirect investment by Delta, by means of acquisition of preferred shares owned by Volluto, and subsequent reinvestment by Volluto in the Company.

The Company’s management has concluded that taking the prices of the Company’s shares listed in stock exchanges as reference is not the most appropriate methodology for determining the issue price in the Capital Increase in question, given the adverse conditions of the international stock market, especially the effects of the European financial crisis.

5

The Company’s management has also concluded that the equity value of the shares issued by the Company is not the proper methodology for determining the issue price, given the clear absence of a relation, in case of the Company, between the equity value and the intrinsic value of the Company’s activities.

The Company’s management deemed that the prospective profitability of the Company, as determined in the Appraisal Report, is the most appropriate methodology for determining the Issue Price because it reflects the intrinsic value of the Company’s activities.

Due to the above explained reasons, the Board of Directors of the Company has decided to approve the issue price of R$22.00, in conformity with article 170, paragraph one, of the Corporations Act, based on the prospective profitability of the Company, as determined in the Appraisal Report. Additionally, the issue price of R$22.00 will permit the indirect investment by Delta in shares issued by the Company, thus allowing for optimization and strengthening of the Company’s capital structure, maintenance of the growth plan, and performance of projected investments that are essential for the sustainable growth of the Company and for generation of value to the shareholders.

  In case the issue price has been calculated at a premium or discount in relation to the market value, identify the reason for the premium or discount and explain how it was determined

The Capital Increase Shares were issued at a premium in relation to the market value because the issue price was determined based on the Company’s prospective future profitability and operating and commercial premises, as permitted by article 170, §1, of Law no. 6404/76. For further information, refer to the answer to item “i” above.

  Provide copy of all the reports and studies underlying the calculation of the issued price

See Annex 5.k.

  Inform the prices of each of the types and classes of the Company’s shares on the markets at which they are traded, identifying:

i.               Minimum, average and maximum price for each year, in the last three (3) years

Brazil (BM&FBOVESPA)

6

Year	Minimum	Average	Maximum
2010	19.70	24.34	30.40
2009	6.58	14.13	27.34
2008	6.90	20.02	42.40

United States  (US$ per ADR/NYSE)

year	Minimum	Average	Maximum
2010	10.62	16.63	18.55
2009	2.88	7.44	15.59
2008	3.06	11.51	23.94

ii.              Minimum, average and maximum price for each quarter, in the last two (2) years.

Brazil (BM&FBOVESPA)

Quarter	Minimum	Average	Maximum
4T 2010	24.50	27.71	30.40
3T 2010	21.37	23.91	27.00
2T 2010	19.70	22.15	23.84
1T 2010	21.40	23.64	27.14
4T 2009	17.06	21.85	27.34
3T 2009	10.93	16.40	20.50
2T 2009	6.58	8.82	11.62
1T 2009	6.65	9.56	11.96

United States  (US$ per ADR/NYSE)

Quarter	Minimum	Average	Maximum
4T 2010	14.69	16.63	18.55
3T 2010	12.10	13.86	15.92
2T 2010	10.62	12.47	13.65
1T 2010	12.05	13.46	16.48
4T 2009	9.80	12.56	15.59
3T 2009	5.59	8.78	11.20
2T 2009	2.88	4.30	5.98
1T 2009	2.88	4.13	5.26
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iii.             Minimum, average and maximum price for each month, in the last six (6) months

Brazil (BM&FBOVESPA)

Month	Minimum	Average	Maximum
November/2011	12.27	13.43	14.61
October/2011	9.67	12.26	13.96
September/2011	10.24	11.84	13.00
August/2011	9.12	10.72	12.04
July/2011	12.00	17.45	20.30
June/2011	17.65	18.87	20.65

United States  (US$ per ADR/NYSE)

Month	Minimum	Average	Maximum
Novembro/2011	6.56	7.68	8.68
Outubro/2011	5.03	7.08	8.51
Setembro/2011	5.55	6.92	8.03
Agosto/2011	5.61	6.91	8.03
Julho/2011	7.73	11.32	13.32
Junho/2011	11.21	12.10	13.47

iv.             Average price in the last 90 days

R$12.58 – Brazil (BM&FBOVESPA)

US$7.29 – United States  (ADR – Nyse )

  Inform the share issue prices in capital increases in the last three (3) years

Pursuant to the minutes of the Company’s Board of Directors Meeting dated May 10, 2011, the issue price of the Company’s shares issued by reason of a capital increase homologated at the referred Board of Directors Meeting, arising out of the exercise of a stock purchase option granted under the Company’s Stock Purchase Option Plan, approved on December 09, 2004, as amended (“Option Plan”), was R$11.71.

8

Pursuant to the minutes of the Company’s Board of Directors Meeting dated February 22, 2011, the issue price of the Company’s shares issued by reason of a capital increase homologated at the referred Board of Directors Meeting, arising out of the exercise of a stock purchase option granted under the Option Plan, was R$19.28.

Pursuant to the minutes of the Company’s Board of Directors Meeting dated December 20, 2010, the issue price of the Company’s shares issued by reason of a capital increase homologated at the referred Board of Directors Meeting, arising out of the exercise of a stock purchase option granted under the Option Plan, was R$16.14.

Pursuant to the minutes of the Company’s Board of Directors Meeting dated November 09, 2010, the issue price of the Company’s shares issued by reason of a capital increase homologated at the referred Board of Directors Meeting, arising out of the exercise of a stock purchase option granted under the Option Plan, was R$11.14.

Pursuant to the minutes of the Company’s Board of Directors Meeting dated September 02, 2010, the issue price of the Company’s shares issued by reason of a capital increase homologated at the referred Board of Directors Meeting, arising out of the exercise of a stock purchase option granted under the Option Plan, was R$10.94.

Pursuant to the minutes of the Company’s Board of Directors Meeting dated August 09, 2010, the issue price of the Company’s shares issued by reason of a capital increase homologated at the referred Board of Directors Meeting, arising out of the exercise of a stock purchase option granted under the Option Plan was R$10.87.

Pursuant to the minutes of the Company’s Board of Directors Meeting dated May 05, 2010, the issue price of the Company’s shares issued by reason of a capital increase homologated at the referred Board of Directors Meeting, arising out of the exercise of a stock purchase option granted under the Option Plan was R$10.54.

Pursuant to the minutes of the Company’s Board of Directors Meeting dated March 11, 2010, the issue price of the Company’s shares issued by reason of a capital increase homologated at the referred Board of Directors Meeting, arising out of the exercise of a stock purchase option granted under the Option Plan was R$10.41. Still in relation to this same Meeting of the Board of Directors of the Company, a resolution was passed for increasing the capital stock of the Company within the limit of the authorized capital, as provided for in its Bylaws, the issue price per share of which was R$24.38.

9

Pursuant to the minutes of the Company’s Board of Directors Meeting dated February 02, 2010, the issue price of the Company’s shares issued by reason of a capital increase homologated at the referred Board of Directors Meeting, arising out of the exercise of a stock purchase option granted under the Option Plan was R$10.35.

Pursuant to the minutes of the Company’s Board of Directors Meeting dated October 02, 2009, a resolution was passed for increasing the capital stock of the Company within the limit of the authorized capital, as provided for in its Bylaws, the issue price per share of which was R$16.50.

Pursuant to the minutes of the Company’s Board of Directors Meeting dated March 20, 2009, a resolution was passed for increasing the capital stock of the Company within the limit of the authorized capital, as provided for in its Bylaws, the issue price per share of which was R$7.80.

Pursuant to the minutes of the Company’s Board of Directors Meeting dated January 28, 2008, the issue price of the Company’s shares issued by reason of a capital increase homologated at the referred Board of Directors Meeting, arising out of the exercise of a stock purchase option granted under the Option Plan was R$36.35.

  Inform the potential dilution percentage resulting from the issue

The potential dilution percentage resulting from the Capital Increase is of  4,98%.

  Inform terms, conditions and form of subscription and payment of the shares issued

  The Capital Increase Shares shall be paid-up in cash, , in Brazilian currency, upon the subscription.

  Inform whether the shareholders will be entitled to preemptive right upon subscribing the shares issued and provide details of the terms and conditions attaching to such right

10

All the shareholders of the Company of record at December 26,2011 will have thirty (30) days for exercising the preemptive right, starting from December 27, 2011 and ending on and including January 26,2012. In compliance with the Company’s policy to meet the good corporate governance practices, the preemptive right will be also granted to the holders of American Depositary Receipts.

Holders of common shares will be entitled to subscribe 0.049809051 common share arising out of the Capital Increase for each common share held by them  and holders of preferred shares will be entitled to subscribe 0.049809051 preferred share arising out of the Capital Increase for each preferred share held by them, which corresponds to the proportion of his/its interest in the capital stock, excluding treasury shares.

As from, and including, December 27,2011, the Company’s shares shall be traded ex-preemptive right for the subscription of the Capital Increase Shares.

In case the shareholder elects to exercise his/its preemptive right, he/it shall pay for the capital increase, in Brazilian currency, upon the subscription.

Shareholders electing not to exercise their preemptive right for the subscription of the Capital Increase Shares may sell or assign such right to third parties, whether at stock exchange or over-the-counter market transaction.

Those holders of shares issued by the Company and bookkept with Itaú Unibanco S.A. wishing to assign their preemptive rights upon the subscription (which include the right to subscription of unsold shares), will be entitled to do so at one of the specialized branches of Itaú Unibanco S.A.. The shareholders having exercised the preemptive right will not be entitled to assign the right to subscription of unsold shares. The shareholders whose shares are held in custody with the BM&FBOVESPA shall be required to refer to their custody agents.

  Inform the management proposal for trading of possibly unsold shares

In the event the Capital Increase Shares are not fully subscribed, after the expiration of the term provided for exercise of the preemptive rights, the Company may either proceed to one or more apportionments of possibly unsold shares, or of shares still unsold after the above referred apportionment of unsold shares is made, or to sell them at stock exchanges, under the terms set forth in article 171, §7, “b”, of the Corporations Act, or to partially homologate the Capital Increase and the cancelation of the unsold shares, provided that the amount thus subscribed is at least R$ 182,610,010.00 (one hundred and eighty-two million, six hundred and ten thousand and ten reais)

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In possible apportionments of unsold shares, or of shares remaining unsold after the mentioned apportionments of unsold shares are made, the shareholders signifying their interest in reserving unsold shares in the subscription list will have 5 (five) business days, counted from the Notice to the Market by the Company, for subscribing the unsold shares to be apportioned.

Having in regard the possibility of partial homologation of the Capital Increase, and seeking to ensure that the shareholders wishing to subscribe part of the increase may, upon exercising the subscription right, condition their investment decision on the final terms of the capital increase, each shareholder will be entitled, upon subscription, to condition the subscription of the Capital Increase to which it is entitled: (i) to the availability of subscription of the maximum amount of the Capital Increase; (ii) to the availability of subscription of a certain minimum amount of the capital increase, provided that such minimum amount is not less than the minimum subscription amount of R$ 182,610,010.00 (one hundred and eighty-two million, six hundred and ten thousand and ten reais)  ; (iii) to the receipt of the total amount of the subscribed shares, or (iv) to the receipt of only such minimum number of shares as may be necessary for them to continue to hold their respective interest in the capital stock of the Company.

  Describe, in detail, the procedures to be adopted, in case of partial homologation of the capital stock

Those Shareholders of the Company electing to exercise their preemptive right upon the subscription of the Capital Increase Shares, shall be required to indicate in the respective subscription lists whether they wish to subscribe shares in the Capital Increase in case of partial homologation and, if so, under what conditions.

Taking into account the intention indicated by the shareholders in the subscription lists, , the Board of Directors of the Company shall hold a meeting for the purpose of calculating the amount of the capital increase to be homologated, whether fully or partially, proceeding to the corresponding homologation.

  In case the issue price of the shares is, fully or partially, paid in properties

i.               Provide complete description of the properties

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Not applicable.

ii.              Explain the relation between the properties incorporated into the company’s equity and their corporate purpose

Not applicable.

iii.             Provide copy of the properties appraisal report, if available.

Not applicable.

6. In case of capital increase by capitalization or profits or reserves

a.      Inform whether it will give rise to change in the par value of the shares, if any, or distribution of new shares among the shareholders.

Not applicable.

b.      Inform whether the capitalization of profits or reserves will be made with or without change to the number of shares, in companies with shares with no par value

Not applicable.

c.      In case of distribution of new shares

i.       Inform the number of shares issued of each type and class

Not applicable.

ii.      Inform the percentage of shares to be received by the shareholders

Not applicable.

iii.     Describe the rights, advantages and restrictions attached to the shares to be issued

Not applicable.

iv.     Inform the acquisition cost, in Reais per share, to be determined for the shareholders to be able to meet the provisions in art. 10 of Law no. 9249, dated December 26, 1995

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Not applicable.

v.      Inform the treatment applying to fraction shares, if the case may be

Not applicable.

d.      Inform the deadline set forth in §3 of art. 169 of Law 6404, 1976

Not applicable.

e.      Inform and provide the information and documents mentioned in item 5 above, as applicable

Not applicable.

7. In case of capital increase by conversion of debentures into stock or by exercise of subscription warrant

a.      Inform the number of shares issued of each type and class

Not applicable.

b.      Describe the rights, advantages and restrictions attaching to the shares to be issued

Not applicable.

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Annex 5.k.

Copy of the Appraisal Report

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.